SO 5/4/04

04016882

S... ES ...E COMMISSION
Washington, D.C. 20549

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

VF 4-29-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66197

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/15/03 (date of inception) AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USAA Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9800 Fredericksburg Road
(No. and Street)

San Antonio (City) Texas (State) 78288 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Holmes (210) 498-7517
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

300 Convent, Suite 1200 (Address) San Antonio, (City) Texas (State) 78205 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
APR 28 2004
WASH. D.C.
208

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Holmes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USAA Financial Advisors, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Texas
County of Bexar
Subscribed and sworn to before me, this 8th day of April, 2004

Notary Public Susan A. Anz
My commission expires on August 18, 2004

Signature
Senior Vice President,
Senior Financial Officer & Treasurer
Title
USAA Financial Advisors, Inc.

SUSAN A. ANZ
Notary Public
State of Texas
My Comm. Exp. 08-18-2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 1200
300 Convent
San Antonio, TX 78205

Independent Auditors' Report

The Board of Directors
USAA Financial Advisors, Inc.:

We have audited the accompanying statement of financial condition of USAA Financial Advisors, Inc. (the Company) (a wholly owned subsidiary of USAA Financial Planning Services Insurance Agency, Inc.) as of December 31, 2003, and the related statements of operations, stockholder's equity, and cash flows for the period July 15, 2003 (date of inception) through December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USAA Financial Advisors, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the period July 15, 2003 (date of inception) through December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

April 8, 2004

USAA FINANCIAL ADVISORS, INC.

Statement of Financial Condition

December 31, 2003

Assets		
Cash and cash equivalents	$	1,002,672
Other assets		4,649
	$	1,007,321
Liabilities and Stockholder's Equity		
Due to affiliates	$	6,331
Total liabilities		6,331
Commitments		
Stockholder's equity:		
Common stock, $0.01 par value; 3,000 shares authorized; 1,500 shares issued and outstanding		15
Additional paid-in capital		1,000,975
Total stockholder's equity		1,000,990
	$	1,007,321

See accompanying notes to financial statements.

USAA FINANCIAL ADVISORS, INC.

Statement of Operations

July 15, 2003 (date of inception) through December 31, 2003

Revenues:		
Broker/dealer maintenance fee	$	25,070
Dividend income		1,682
Total revenues		26,752
Expenses:		
Licenses and fees		26,752
Total expenses		26,752
Income before income taxes		-
Income tax expense		-
Net income	$	-

See accompanying notes to financial statements.

USAA FINANCIAL ADVISORS, INC.

Statement of Stockholder's Equity

July 15, 2003 (date of inception) through December 31, 2003

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balances at July 15, 2003 (date of inception)	$ -	-	-	-
Issuance of shares	15	985	-	1,000
Capital contribution from parent	-	999,990	-	999,990
Balances at December 31, 2003	$ 15	1,000,975	-	1,000,990

See accompanying notes to financial statements.

USAA FINANCIAL ADVISORS, INC.

Statement of Cash Flows

July 15, 2003 (date of inception) through December 31, 2003

Cash flows from operating activities:		
Net income	$	-
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in net operating assets:		
Other assets		(4,649)
Increase in net operating liabilities:		
Due to affiliates		6,331
Net cash provided by operating activities		1,682
Cash flows from financing activities:		
Issuance of shares		1,000
Capital contribution from parent		999,990
Net cash provided by financing activities		1,000,990
Net increase in cash and cash equivalents		1,002,672
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	1,002,672

See accompanying notes to financial statements.

(1) Summary of significant accounting policies

(a) Organization

USAA Financial Advisors, Inc. (USAA FA) is a wholly-owned subsidiary of USAA Financial Planning Services Insurance Agency, Inc. (FPS). FPS is a wholly-owned subsidiary of USAA Capital Corporation (CAPCO), which is in turn a wholly-owned subsidiary of United Services Automobile Association (USAA).

USAA FA is registered as a securities broker/dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (NASD). USAA FA was formed to collectively permit FPS and USAA FA to serve as the portal through which members can receive integrated financial advice to identify appropriate solutions, followed by a discussion of the USAA products and services that meet that member's needs.

(b) Income taxes

USAA FA is included in the consolidated Federal income tax return filed by USAA. Taxes are allocated to the separate companies of USAA based on a tax allocation agreement whereby companies receive a current benefit to the extent their losses are used by the consolidated group. Separate company current tax expense is the higher of amounts computed at a 35% rate on regular taxable income or amounts computed at a 20% rate on alternative minimum taxable income, adjusted for any consolidated benefits allocated to the companies based on the use of separate company losses within the group.

Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

USAA FA files separate state tax returns or is included in USAA consolidated unitary state tax returns, where applicable. State income tax is attributable to income earned or apportioned in the respective state jurisdictions.

USAA FA made no aggregate cash payments to USAA for income taxes during 2003.

(c) Fair value of financial instruments

USAA FA's financial instruments are carried at fair value or contracted amounts, which approximate fair value. For all cash and cash equivalents, fair value approximates the carrying amount because of the short maturity of these instruments. For all other financial assets and liabilities, carrying value approximates fair value.

(Continued)

(d) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Transactions with affiliates

(a) Cash and cash equivalents

Cash and cash equivalents represents an investment in the USAA Money Market Fund. Dividend income from the USAA Money Market Fund was $1,682 in 2003.

(b) Due to affiliates

Under an expense agreement with FPS, USAA FA is responsible only for the expenses necessitated by its status as a broker/dealer, including the licensing fees and cost of the continuing education program of its associated persons, fees assessed by the NASD, audit costs, taxes, and accounting costs associated with maintaining USAA FA's accounting records. Under the expense agreement, FPS is solely responsible for any cost benefiting USAA FA in the operation of its business except those listed above. These expenses include employee salaries and benefits, facilities charges, including rent and utilities, legal and compliance fees, and computer and systems charges. FPS is not permitted to seek reimbursement or compensation from USAA FA for any fee or expense assumed under the expense agreement.

(c) Capital transactions

FPS owns all of USAA FA's common stock. FPS purchased a total of 1,500 shares for $1,000. FPS also provided the initial contributed capital of $999,990 to fund USAA FA.

(d) Broker/Dealer maintenance fee

Under the terms of a fee agreement, USAA FA charges FPS a Broker/Dealer Maintenance Fee approximately equal to its yearly operating expenses not expressly assumed by FPS under the expense agreement.

(e) Subsequent event

Under the terms of an intercompany funding agreement entered into effective April 1, 2004, USAA FA may borrow up to $2,000,000 from CAPCO through March 31, 2005. Borrowings under CAPCO's intercompany funding agreement are made for short-term liquidity purposes. There are no outstanding borrowings.

(Continued)

(3) Net capital

USAA FA is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 for first year). At December 31, 2003, net capital of $976,288 was $726,288 in excess of required net capital of $250,000. USAA FA's ratio of aggregate indebtedness to net capital was 0.006 to 1.

(4) Rule 15c3-3

USAA FA is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements are not required.

Schedule 1

USAA FINANCIAL ADVISORS, INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2003

Net capital	
Total stockholder's equity qualified for net capital	$ 1,000,990
Deductions and/or charges:	
Non-allowable assets:	
Other assets	4,649
Net capital before haircuts on securities positions (tentative net capital)	996,341
Haircuts on securities:	
Other securities (cash equivalents)	20,053
Net capital	$ 976,288
Aggregate indebtedness:	
Due to affiliates	$ 6,331
Computation of basic net capital requirement:	
Minimum net capital required ($250,000 or 12.5% of aggregate indebtedness)	$ 250,000
Excess net capital	$ 726,288
Ratio of aggregate indebtedness to net capital	.006 to 1

There were no material adjustments to the net capital as presented herein and as shown in Part IIA of Form X-17A-5 as of December 31, 2003.

See accompanying independent auditors' report.

KPMG LLP
Suite 1200
300 Convent
San Antonio, TX 78205

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

The Board of Directors
USAA Financial Advisors, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of USAA Financial Advisors, Inc. (the Company) (a wholly owned subsidiary of USAA Financial Planning Services Insurance Agency, Inc.), for the period July 15, 2003 (date of inception) through December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

April 8, 2004

USAA FINANCIAL ADVISORS, INC.

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2003

(WITH INDEPENDENT AUDITORS' REPORT THEREON)

KPMG LLP